Exhibit 99.5

SIGA TECHNOLOGIES, INC.

UP TO $35,284,792 OF COMMON STOCK
ISSUABLE UPON THE EXERCISE OF RIGHTS TO SUBSCRIBE FOR SUCH SHARES

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00P.M. NEW YORK CITY TIME
ON [•], 2016, SUBJECT TO EXTENSION OR EARLIER TERMINATION.

To Our Clients:

We are sending this letter to you because we hold shares of SIGA Technologies, Inc. (the “Company”) common stock, par value $0.0001 per share (the “Common Stock”) for you. The Company has commenced a rights offering of up to $35,284,792 worth of shares of Common Stock of SIGA Technologies, Inc. Pursuant to the exercise of non-transferable subscription rights (the “Subscription Rights”) distributed to all holders of record of shares of the Common Stock as of [•], 2016 (the “Record Date”), each Subscription Right will entitle its holder to invest $0.65 for each share of Common Stock owned on the Record Date (the “Basic Subscription Right”), at the cash price of $1.50 or 85% of the volume weighted average price of our shares as reported on the OTC Pink Sheets on the Expiration Date (defined below), whichever is lower, per share. Each rights holder that exercises its Basic Subscription Right will be entitled to make an additional investment, to the extent additional shares are available, pursuant to an over-subscription privilege. Subscription Rights are described in the Company’s prospectus, dated [•], 2016 (the “Prospectus”).

The Company has distributed one Subscription Right for each share of Common Stock outstanding on [•], 2016. Each Subscription Right entitles the holder to invest $0.65 for each share of Common Stock owned on the Record Date.

We are (or our nominee is) the holder of record of Common Stock held by us for your account. We can exercise your Subscription Rights only if you instruct us to do so.

We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

We have enclosed your copy of the following documents:

1.	Letter to Shareholders from the Company;
2.	Prospectus;
3.	Instructions for Use of SIGA Technologies, Inc. Subscription Certificate; and
4.	Beneficial Owner Election Form.

The Subscription Rights will expire if not exercised by 5:00 p.m., New York City time, on [•] 2016, subject to extension or earlier termination (the “Expiration Date”). Any Subscription Rights not exercised prior to the Expiration Date will expire and will have no value. Any subscription for the shares in the rights offering made hereby is irrevocable.

The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions concerning the rights offering, please contact D.F. King & Co., Inc. by telephone toll free at (800) 207-2872 or by email at infoagent@dfking.com.